EXHIBIT 4.6(f)

AMENDMENT NO. 5 TO CREDIT AGREEMENT

This Amendment No. 5 to Credit Agreement (“Amendment”) dated as of October     , 2004 and effective as of September 30, 2004 by and among the lenders signatories hereto (“Banks”), Comerica Bank as agent for the Banks (in such capacity, “Agent”), and Starcraft Corporation, an Indiana corporation (“Company”).

RECITALS

A. Company and Banks entered into that certain Credit Agreement dated as of January 16, 2004, as amended by four Amendments (“Agreement”).

B. The parties desire to amend the Agreement.

NOW, THEREFORE, the parties agree that the Agreement is amended as follows:

1. The definitions set forth in Section 1 of the Agreement of Current Assets, Current Liabilities, Current Ratio, Base Ratio and Base Tangible Net Worth are deleted in their entireties.

2. The following definitions are added to Section 1 of the Agreement in alphabetical order:

“Base Tangible Effective Net Worth” shall initially mean $23,000,000. Beginning September 30, 2004 and on the last day of each fiscal quarter thereafter, Base Tangible Effective Net Worth shall increase by an amount equal to the greater of either (i) fifty percent (50%) of the Net Income of Company and its Consolidated Subsidiaries for the fiscal quarter then ended or (ii) $500,000. If Net Income is less than zero for any fiscal quarter, it shall be deemed to be zero for purposes of this calculation.

“Senior Debt to EBITDA Ratio” shall mean as of any date of determination, a ratio the numerator of which is all Funded Debt of Company and its Consolidated Subsidiaries as of such date, less the outstanding principal amount of the Subordinated Debt as of such date and the denominator of which is EBITDA for the four preceding fiscal quarters ending on such date of determination. For purposes of determining the Senior Debt to EBITDA Ratio, Funded Debt consisting of Revolving Credit outstandings (including outstanding Letters of Credit) shall be calculated on the basis of the average outstandings during the Company’s fiscal quarter ending of the applicable date of determination.

“Tangible Effective Net Worth” shall mean as of any date of determination, Tangible Net Worth as of such date, plus the outstanding principal amount of the Subordinated Debt as of such date.

3. The following definitions in Section 1 of the Agreement are amended to read in their entireties as follows:

“Fixed Charge Coverage Ratio” shall mean as of any date of determination thereof, a ratio the numerator of which is EBITDA for the four preceding fiscal quarters ending on such date of determination and the denominator of which is the sum of all of Company’s and its Consolidated Subsidiaries’ (a) interest expense during such period, (b) income taxes expensed during such period, (c) dividends paid during such period (excluding dividends and distributions by a Subsidiary of Company to Company or a Subsidiary of Company and excluding the $4,500,000 special dividend paid in January, 2004), (d) lease and rental expense during such period and (e) all payments of principal with respect to Funded Debt of Company and its Consolidated Subsidiaries during such period, all as determined in accordance with GAAP.

“Leverage Ratio” shall mean as of any date of determination a ratio the numerator of which is Debt of Company and its Consolidated Subsidiaries as of such date and the denominator of which is Tangible Effective Net Worth of Company and its Consolidated Subsidiaries as of such date.

“Overformula Amount” shall initially mean Three Million Dollars ($3,000,000). Commencing October 1, 2004, and on the first day of each month thereafter, the Overformula Amount shall automatically permanently reduce by $250,000 until it is $0. Upon the consummation of an Offering, the Overformula Amount shall be reduced to $0.

4. Section 7.2(a) is amended to read in its entirety as follows:

“(a) Within forty five (45) days after and as the end of each fiscal quarter, a Covenant Compliance Report.”

5. Sections 7.9 through 7.13 of the Agreement are amended to read in their entireties as follows:

“7.9 Fixed Charge Coverage Ratio. Maintain as of the end of each fiscal quarter of Company, a Fixed Charge Coverage Ratio of not less than 1.25 to 1.0.

7.10 Tangible Effective Net Worth. Maintain as of the end of each fiscal quarter of Company a Tangible Effective Net Worth of not less than the Base Tangible Effective Net Worth.

7.11 Funded Debt to EBITDA Ratio. Maintain as of the end of each fiscal quarter of Company, a Funded Debt to EBITDA Ratio of not more than 5.50 to 1.0.

7.12 Leverage Ratio. Maintain as of the end of each fiscal quarter of Company, a Leverage Ratio of not more than 2.5 to 1.0.

7.13 Senior Debt to EBITDA. Maintain as of the end of each fiscal quarter of Company, a Senior Debt to EBITDA Ratio of not more than 3.25 to 1.0.”

6. Section 8.7 of the Agreement is amended to read in its entirety as follows:

“8.7 Limitation on Capital Expenditures. Make or commit to make (by way of the acquisition of securities of a Person or otherwise) any expenditure in respect of the purchase or other acquisition of fixed or capital assets (excluding any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations) except for:

(a)	Permitted Acquisitions permitted by Section 8.4 hereof; and

(b)	Capital Expenditures which shall not exceed $5,000,000 during any fiscal year (determined on a combined basis for Company and its Subsidiaries); provided that for the fiscal year ended September 30, 2004, the Capital Expenditure limit shall be $6,000,000.”

7. Schedule 1.1 to the Agreement is deleted and attached Schedule 1.1 is substituted in its place.

8. Company hereby represents and warrants that, after giving effect to the amendments contained herein, (a) execution, delivery and performance of this Amendment and any other documents and instruments required under this Amendment or the Agreement are within Company’s powers, have been duly authorized, are not in contravention of law or the terms of the Company’s Articles of Organization or Operating Agreement and do not require the consent or approval of any governmental body, agency, or authority; and this Amendment and any other documents and instruments required under this Amendment or the Agreement, will be valid and binding in accordance with their terms; (b) the representations and warranties of Company set forth in Sections 6.1 through 6.23 of the Agreement are true and correct in all material respects on and as of the date hereof with the same force and effect as if made on and as of the date hereof; and (c) no Event of Default, or condition or event which, with the giving of notice or the running of time, or both, would constitute an Event of Default under the Agreement, has occurred and is continuing as of the date hereof.

9. This Amendment shall be effective as of September 30, 2004 upon (a) execution hereof by Company, Agent and the Banks (b) execution of a Reaffirmation of Guaranty by the guarantors, and (c) payment by Company to Agent (for pro rata distribution to the Banks) of a non-refundable amendment fee of $10,000.

10. This Amendment may be signed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

11. Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

WITNESS the due execution hereof as of the day and year first above written.

COMERICA BANK, as Agent		STARCRAFT CORPORATION

By:	/S/ MICHAEL H. CLIFF	By:	/S/ JOSEPH E. KATONA
	Michael H. Cliff		Joseph E. Katona

Its: Vice President		Its: Chief Financial Officer

BANKS:		COMERICA BANK

		By:	/S/ MICHAEL H. CLIFF
Michael H. Cliff

Its: Vice President

NATIONAL CITY BANK OF INDIANA

		By:	/S/ GREGORY C. BROWN
Gregory C. Brown

Its: Vice President

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